

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2014

Via E-mail
Michael S. McClure
Chief Financial Officer
Strategic Storage Growth Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re: Strategic Storage Growth Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed December 16, 2014**
> **File No. 333-193480**

Dear Mr. McClure:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Statements of Operations, page F-4

1.   We note that the Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2014 gives effect to the acquisitions as if they were completed as of January 1, 2014. Please explain to us your basis for making adjustments as if the acquisitions were completed as of January 1, 2014 rather than as of the beginning of the previous fiscal period.

<u>Unaudited Pro Forma Consolidated Statement of Operations, page F-50</u>

2.   Please explain your basis for including property acquisition expenses and other acquisition expenses as adjustments to your pro forma statement of operations in light of the guidance in 11-02(b)(5) of Regulation S-X which indicates that material nonrecurring charges or credits which result directly from the transaction should be disclosed separately and not included in the pro forma income statement. In addition please include an adjustment to remove costs directly related to the transaction from the nine months ending September 30, 2014 pro forma income statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Michael K. Rafter, Esq. (Via E-mail)
        Howard S. Hirsch, Esq. (Via E-mail)